James F. Fulton, Jr.
T: (650) 843-5103
fultonjf@cooley.com
January 19, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are electronically transmitting a conformed copy of Veraz’s Amendment No. 2 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on December 18, 2006. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 2.
Amendment No. 2 is being filed in response to your letter dated January 9, 2007, setting forth the Staff’s comments regarding the registration statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
Prospectus Summary
Industry Background, page 2
1.	In response to comment 11 of our letter dated November 16, 2006, you tell us that the IDC and Gartner reports are publicly available at a cost comparable to other publicly available reports that contain similar data and analysis. As indicated in our previous comment, please tell us whether the cited sources are available for no charge or nominal charge.

The Company supplementally advises the Staff that one of its underwriters obtained consent from IDC and Gartner to use the disclosed information in the Company’s Form
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S-1 at no charge to the Company and such reports are generally available to the public for approximately $4,500 per report.
Risk Factors, page 8
2.	Please refer to comments 15 and 16 in our letter dated November 16, 2006. We have reviewed your responses and your revisions to the disclosure on page 8 of your registration statement. However, we note that your revised disclosure does not provide detail of the matters involving your internal controls that constituted significant deficiencies. Revise your current disclosure to provide more detail of what the significant deficiencies identified relate to. Additionally, your current disclosure does not include a discussion of the measures you have taken, or plan to take in the future, to remediate the material weaknesses and significant deficiencies identified. Revise your current disclosure to include a discussion of these measures. Also, disclose whether there are any material costs involved in the remediation.

The disclosure has been revised on pages 8 and 9 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock Based Compensation, page 41
3.	Please refer to comment 26 in our letter dated November 16, 2006. While we note that a proposed initial offering price has not been established, we reissue part of our previous comment to tell us what consideration you gave to revising your current disclosures to include (1) the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for the April and May 2006 option grants and (2) for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option up through the most recent balance sheet as provided in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).

The Company supplementally advises the Staff, that in April and May 2006, the Company chose not to obtain contemporaneous valuations from an independent valuation specialist because the Company did not believe such an independent valuation was necessary to determine the fair market value of the Company’s common stock under either the option granting rules or Internal Revenue Code Section 409A. The Company had obtained an independent valuation of $0.77 less than five months earlier. The Company, at the time of granting the April and May 2006 options, believed that an increase of 17% in stock valuation over less than a five month period was reasonable based on the assumptions used in the December valuation. Further, in response to the Staff’s comment, the Company has revised its disclosure on page 45 to include, for each
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grant date, the number of options granted, the exercise price, the fair value of the common stock, and the intrinsic value per option for employee stock options granted during the nine months ended September 30, 2006.

The Company further informs the Staff that in addition to the equity related transactions described in our previous response to comment 27, the Company, on December 11, 2006, granted options to purchase 53,000 shares of common stock at an exercise price of $3.09 and on January 17, 2007, granted options to purchase 173,000 shares of common stock at an exercise price of $5.75.

In addition, in December 2006 and January 2007 the Company raised approximately $10 million through the sale of 3,047,905 shares of Series D convertible preferred stock at a price of $3.27 per share.

4.	Please refer to comment 28 in our letter dated November 16, 2006. We have reviewed your response including the additional factors that impacted the valuation increase from December 2005 through April 2006. Revise your disclosures to include these additional factors that support the increase in the fair value of the Company’s common stock from December 2005 to April 2006. Additionally, help us understand why you believe it is appropriate to use the valuation as of August 2006 as the basis for the fair value of the Company’s common stock during April and May 2006. In this regard, tell us why you believe the fair value of the Company’s common stock had not changed during this period. Furthermore, revise your disclosures to disclose this information.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 to include additional factors that supported the increase in fair value of the Company’s common stock from December 2005 to April 2006. The Company supplementally advises the Staff that, while at the time of granting of options in April and May 2006, the Company believed that $0.90 was reasonable, in working with Valuation Research Corporation (“VRC”) to establish an independent third party valuation as of August 2006, the Company realized that many of the corporate changes identified by VRC to support VRC’s August 2006 valuation of $3.09, had occurred, in fact, prior to the April and May 2006 option grants. The Company recognized that from April 2006 through August 2006, there were no material changes to the Company sufficient to justify a substantial difference in the April 2006 valuation as compared to the August 2006 valuation for financial reporting purposes. Therefore, the Company chose to retroactively apply the $3.09 August valuation to the April and May 2006 option grants for accounting purposes. In response to the Staff’s comment, the Company has revised its disclosures.

5.	Please refer to comment 31 in our letter dated November 16, 2006. We have reviewed your response and your revisions on pages 42 and F-15. We reissue our previous comment to include a consent of Valuation Research Corporation (VRC) since you provide their name in the registration statement and current disclosure continues to appear to place reliance on such valuation. Alternatively, you may modify your
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disclosure to delete the name of the independent valuation specialist and clearly indicate that the responsibility for determining the value rested with the Company and the valuation report was used as part of your analysis. Please revise your disclosure or include a consent from VRC. Refer to Rule 436(b) of Regulation C.

In response to the comment, the Company has filed the consent from VRC as Exhibit number 23.3 to the registration statement.
Customers, page 62
6.	We note your response to comment 50 of our letter dated November 16, 2006. Please advise us as to the percentage of revenues as of 12/31/06 attributable to Technoserv, Classica, and Belgrecom. In this regard, we continue to believe that the agreement with Technoserv should be filed as material exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K. Please revise accordingly. In addition, we reissue the latter portion of our prior comment, which requested disclosure regarding the duration of your relationships with your significant customers.

For the year ended December 31, 2006, the Company expects on a preliminary basis that the percentage of total revenues attributable to Technoserve, Classica and Belgacom will approximate 5%, 12% and 12%, respectively.

The Company does not believe that it is substantially dependent upon any of its existing contracts with Technoserv, Classica or Belgacom as required under Item 601(b)(10)(ii)(B). For each separate purchase of our products by Technoserv and Classica, the Company entered into a separate agreement with these parties, none of which contains any obligations for the future purchase or sale of the Company’s products and the Company received no orders from Technoserv in 2006. In addition, while Belgacom purchases represented approximately 12% of the Company’s revenues during 2006 (on a preliminary basis), only approximately 6% of the Company’s revenues during 2006 were purchased pursuant to a master purchasing agreement with Belgacom which covered sales of its IP Products with the balance made up of DCME product purchases pursuant to individual purchase orders. While the Company has a master purchasing agreement with Belgacom, such agreement does not contain any purchase commitments and the Company does not anticipate Belgacom will continue to make purchases at a level equivalent to its 2006 purchases.

The disclosure has been revised on page 64 in response to the Staff’s comment to include the duration of the Company’s relationships with its significant customers.
Intellectual Property, page 64
7.	We reissue portions of comment 53 of our letter dated November 16, 2006. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please keep in mind that
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any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

The disclosure has been revised on page 66 in response to the comment to include additional disclosure regarding the Company’s intellectual property.

The Company supplementally advises the Staff that it believes the only agreement that encompasses third-party intellectual property that is material to its business is the Intellectual Property License Agreement, made as of October 2002 by and among ECI Telecom Ltd., ECI Telecom NGTS Ltd. and the Company, which was previously filed as Exhibit number 10.6 to the registration statement.

The Company believes that the other intellectual property that the Company licenses from third parties, such as database software, operating systems and protocol stacks, are either readily available from other third parties or can be developed internally.
Executive Compensation, page 72
8.	Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission’s New Executive Compensation and Related Person Disclosure Rules. See Release No. 33-8732A (Aug. 29, 2006).

In response to the Staff’s comment, the Company has updated the Executive Compensation Disclosure on pages 74-83 as required by Item 402 for the year ended December 31, 2006.
Principal and Selling Stockholders, page 90
9.	Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has updated the beneficial ownership table on pages 97-99 as of January 15, 2007. In addition, the beneficial ownership table has also been updated to include the Company’s recent sale of Series D convertible preferred stock in the Series D Financing and for purposes of this table, has assumed that the Series D convertible preferred stock will convert into common stock upon the closing of the offering although the actual number of shares of common stock into which the Series D convertible preferred stock will convert will not be determined until the closing of the offering.
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10.	We note your response to comment 63 of our letter dated November 16, 2006. Please provide the requested disclosure at the earliest practicable date.

In response to the Staff’s comment, the Company has updated the disclosure on page 98 to provide that ECI Telecom Ltd.’s board of directors maintain voting and dispositive power over the shares held by ECI.
Consolidated Statements of Operations, page F-4
11.	We note your response to our previous comment 65. Please confirm that if in the future, the amounts of the Company’s bundled arrangements that are allocated between DCME products, IP products and services based on stated invoice amount solely for income statement classification purposes exceeds 10% of total revenues, the Company will separately disclose such arrangements in the income statement pursuant to Rule 5-03(b)(1) of Regulation S-X.

The Company confirms that if, in the future, the amounts of its bundled arrangements, that are allocated between DCME products, IP products and services based on stated invoice amount solely for income statement classification purposes, exceeds 10% of total revenues, the Company will separately disclose such amounts in the income statement pursuant to Rule 5-03(b)(1) of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
(i) Revenue Recognition, page F-10
12.	Please refer to comment 69 in our letter dated November 16, 2006. We note that your range of renewal rates for PCS ranges from 6% to 17% depending on the size of your customers install base. Help us understand when a customer would receive PCS renewals at the low end of the range as opposed to the high end of the range. Additionally, tell us whether the PCS services remain the same whether they are purchased at the low or high end of the range and if not, what additional services are offered to substantiate the increase in price.

The Company would like to clarify its response to comment 69 in our letter dated November 16, 2006 to explain how the PCS rates of 6% to 17% were determined. The Company notes that those PCS rates reflect the blended rate for arrangements that contain both hardware and software products. Generally, hardware products will have a lower than average PCS rate, and software products will have a higher than average PCS rate. The majority of the arrangements contain both hardware and software products, but the mix of hardware and software products varies significantly for such arrangements. The majority of customers PCS rates are between 9 and 14%.
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The contractual obligations (response time, term, hours of telephone support, etc) for PCS services for arrangements that contain both hardware and software products generally remain the same, irrespective of whether the PCS services are purchased at the low end or high end of the range. While there are no additional contractual obligations for PCS services purchased at the high end of the range, from a practical perspective, there is generally an increased burden for PCS for arrangements with a higher mix of software products as compared to hardware products, thus the higher pricing for PCS for arrangements that have a higher mix of software products.

The pricing of the PCS services of arrangements that contain both hardware and software products is based on various factors, including:
•	The relative mix of software products to hardware products. The greater the mix of software products as compared to the hardware products, generally the greater the PCS fee.

•	The size of the arrangements. There is a minimum PCS service fee that the Company generally seeks, even for small arrangements, and such minimal PCS fee (as measured in dollars) may be at the high end of the range (as a percentage) for a small arrangement. Conversely, for very large arrangements, once a certain level of PCS fee is charged, after such point the PCS burden does not increase proportionately to the increased size of the arrangement, and such large PCS fee (as measured in dollars) may be at the low end of the range (as a percentage) for a large arrangement.

•	Cumulative installed base of the customer. As the cumulative installed base of Company products purchased by the customer grows, the PCS burden also increases. However, the experience of the Company is that the PCS burden does not grow at the same rate as the growth in the installed base. In other words, it is the experience of the Company that for customers that have a cumulative installed base of products purchased of more than $1,000,000, the increased PCS burden for the last $200,000 of product purchased is less than the PCS burden for the first $200,000 of product purchased. Accordingly, the PCS fee charged for the latest purchases by a customer with a large cumulative installed base may reflect the gradual lessening of the PCS burden.

•	Experience of the customer. A customer that is experienced with the Company products, and has a highly qualified staff will generally receive a lower PCS rate as compared to a customer that has little or no experience with the Company products and is thinly staffed.

•	Geographic location. Market environments in certain regions are more competitive than other regions and thus PCS pricing will vary accordingly.
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•	Individual negotiations between the customer and Company. The fee for PCS is a contract term that is subject to negotiations, just as are other terms in the arrangements. PCS pricing is affected by the individual negotiations between the customer and the Company.
13.	Please refer to comment 70 in our letter dated November 16, 2006. We note your revisions on page F-11 related to the revenue recognition policy disclosure of your Secure Communications solutions. Based on your revised disclosure, it is not clear why sales of your Secure Communication solutions that include PCS is deferred and recognized ratably over the PCS term. We note that your previous disclosure indicated that you have not yet established VSOE of fair value related to PCS under these arrangements. Confirm whether this is still the case and revise your disclosure to clarify. If VSOE of PCS under these arrangements has been established, tell us why the entire arrangement fee is being recognized over the PCS term.

The Company confirms that it has not established VSOE of fair value related to PCS under Secure Communications solution arrangements. The nature of PCS service in Secure Communications solution is due to its complexity different from PCS sold under VoIP solution arrangements. The Company has not sold Secure Communication solution PCS separately and has no Secure Communications arrangements with any stated renewal rate for such services.

The Company has revised its disclosure on page F-11 to clarify this.

14.	We note your response to comment no. 71 where you indicate where payment terms have extended beyond one year, the Company does not consider the arrangement fee to be fixed and determinable. Please explain your policy of recognizing revenue “equal to the cumulative amount due and payable after allocation a portion of the cumulative amount due and payable to any undelivered elements (generally PCS) based on VSOE”. Does the Company first allocate amounts due and payable to the undelivered element until such amounts exceed the VSOE of that element? Please provide an example of a typical multiple-element arrangement with extended payment terms and how the Company applies your revenue recognition policy to such arrangements.

The Company supplementally advises the staff that for bundled arrangements with payment terms that extend beyond one year (and thus the arrangement fee is not considered to be fixed and determinable), the amount of revenue recognized is determined as follows:
A) The first step in the accounting is to establish how the cash, when due and payable, will be allocated to each of the elements of the arrangement:
     1) Allocate cash due and payable first to undelivered elements (generally PCS) until the VSOE for such elements is reached;
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     2) Remaining cash due and payable is allocated on a pro rata basis to the delivered elements based on invoice price.
B) Revenue recognition in a given reporting period is then determined as follows:
PCS — recognized on a straight line basis over the maintenance term

Delivered products — assuming all revenue recognition criteria have been met, revenue will be recognized to the extent of cash due and payable in the period, exceeds the amount required to be allocated to undelivered elements.

Example:
•	On January 1, 2007, the Company executes a bundled arrangement with a customer for hardware products, software products, and one year of PCS which commences on the acceptance date (June 30, 2007)

•	The fee for the total arrangement (including one year of PCS) is $1,000,000, payable in five equal installments of $200,000, due and payable on the first day of each calendar Quarter, commencing July 1, 2007.

•	VSOE for PCS is determined to be $120,000, based on the stated renewal rate.

•	On June 30, 2007, all elements of the bundled arrangement have been delivered, except for PCS.

•	Due to the payment terms extending beyond one year, the arrangement fee is not considered to be fixed and determinable. Accordingly, the arrangement fee is accounted for as follows (all figures below in thousands):

Calendar	Amount Due	Deferred	Revenue Recognized:
Quarter	& Payable	Revenue	PCS	Product
		Balance
3/31/07	$0	$0	$0	$0
6/30/07	$0	$0	$0	$0
9/30/07	$200	$90	$30	$80
12/31/07	$200	$60	$30	$200
3/31/08	$200	$30	$30	$200
6/30/08	$200	$0	$30	$200
9/30/08	$200	$0	$0	$200
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Note 17. Subsequent Events (unaudited), page F-34
15.	We note you entered into a loan agreement with a financial institution in the amount of $5 million and in connection with this loan, sold a warrant to the financial institution to purchase 100,000 shares of Series C convertible preferred stock. Tell us how you are accounting for the loan and the warrants.

The Company supplementally advises the Staff that on December 7, 2006 the Company secured a loan with Leader Ventures, LLC (Leader) in the amount of $5.0 million. The loan bears stated interest at 9.78% and is granted for a period of two years, with the principal due in seventeen monthly installments commencing on July 1, 2007. The loan is secured by certain assets, principally equipment, of the Company. The agreement with Leader required the Company to pay Leader a loan commitment fee of $340,000 and prepay interest of $74,000 for the period from the funding date through January 31, 2007. During the period December 2006 through June 2007, the Company will make monthly interest payments on the loan. Interest and principal payments will amount to approximately $2.1 million in 2007 and $3.5 million in 2008. The loan does not contain financial covenants; however, the agreement with Leader required the Company to repay in full its loan with Bank Leumi le-Israel B.M. by March 31, 2007. On December 28, 2006, the Company repaid in full its loan from Bank Leumi le-Israel B.M. in the principal amount of $15.0 million.

In connection with the loan obtained on December 7, 2006, the Company sold a warrant to purchase 100,000 shares of Series C convertible preferred stock at an exercise price of $0.858 per share to Leader for total cash proceeds of $223,000. The warrant vested immediately and was exercisable through December 31, 2006. On December 8, 2006, the warrant was exercised in full for total cash proceeds of $85,800. Although the Company has not finalized its books and records for the quarter ended December 31, 2006, the Company has tentatively estimated the fair value of the warrant to be $223,500 at the date of issuance by using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; expected volatility of 42%; dividend yield of 0%; the contractual term of approximately one month, and an estimated fair value per share of $3.09.
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The Company has tentatively calculated and allocated the net amount of proceeds received from Leader on December 7, 2006 as follows:
Computation of Net Proceeds:

Face amount of loan	$5,000,000
Proceeds from issuance of warrant	223,000
Less:
Origination and other fees paid to Leader	(340,000)
Prepaid interest	(74,900)

$4,808,100

Allocation of Net Proceeds

Equity — fair value of warrant	$223,500
Debt — difference between net proceeds and fair value of warrant	4,584,600

$4,808,100

The Company will compute interest on the debt using the interest method. Based on the allocation above, the debt has an effective interest rate of approximately 17%.
Part II — Information Not Required in Prospectus
Recent Sales of Unregistered Securities
16.	We note the December 2006 securing of a debt facility with Leader Ventures, which included the sale by the company of a warrant to purchase 100,000 shares of Series C convertible preferred stock. In this regard, we note that the warrant was immediately exercised for $0.858 per share and upon the closing of this offering the preferred stock will be converted into common. Please revise your Item 26 disclosure to reflect the sale of these unregistered securities. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of securities to Leader Ventures. Further, if you do not believe the public offering constitutes general solicitation or general advertising with regard to the issuance of the warrant, please explain.

In response to the Staff’s comment, the Company has revised the Item 15 disclosure on Page II-2 to include the sale of the unregistered securities to Leader Ventures as well as the sale of unregistered securities to certain of the Company’s existing investors in connection with the Series D Financing.

In response to the last portion of the Staff’s comment, the Company supplementally informs the Staff that it has analyzed the issuance of a secured promissory note and corresponding warrant to purchase shares of the Company’s Series C convertible preferred stock (the “Loan Financing”) to Leader Ventures LLC (“Leader”) in light of the fact that the Company had filed its registration statement on Form S-1 prior to the execution of definitive agreements related to the Loan Financing under the Staff’s no-action letters to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 27, 1992). A summary of the Company’s analysis is set forth below.

In Black Box, the Staff was presented with the issue of whether a private placement of convertible debentures would be deemed to be part of, or integrated with, a concurrent initial public offering where (1) the issuer did not negotiate and execute definitive purchase agreements relating to the private placement prior to the filing of the registration statement for the IPO and (2) the convertible debentures were only to (a) a
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limited number of “qualified institutional buyers” (within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (b) not more than four “accredited investors” (within the meaning of Rule 501 under the Securities Act) in a transaction that would be a valid private placement if viewed separately. In its request letter to the Commission, Black Box posited its view that, if the nature of the convertible debenture purchasers is such that they are capable of fending for themselves and do not need the protections afforded by registration under the Securities Act, then no purpose is served by integrating the offering to such purchasers with the initial public offering. In its response, the Staff stated that:
The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company’s proposed public common stock offering need not be integrated with the registered public offering. In reaching this position, the staff notes Black Box’s representation that the Convertible Debenture transaction would be a valid private placement if viewed separately.
In Squadron, Ellenoff, the Staff confirmed that (1) the Staff’s positions in the Black Box letter were not based on the financial condition of the company and (2) the position of the Staff with respect to integration of the Black Box offering would not have been different if common stock had been sold in both the public and private offerings.

In connection with the Loan Financing, the Company issued a secured promissory note in the aggregate principal amount of $5,000,000 (the “Note”) and a warrant to purchase up to 100,000 shares of the Company’s Series C convertible preferred stock (the “Warrant”) to Leader pursuant to that certain Loan and Security Agreement, dated December 6, 2006, by and between the Company and Leader and that certain Warrant Purchase Agreement, dated December 6, 2006, by and between the Company and Leader Equity, LLC, respectively (collectively, the “Purchase Agreements”). Leader was the sole purchaser of the Note and the Warrant in connection with the Loan Financing. Leader represented to the Company that it was both an “accredited investor” and a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act. Neither the Company nor any person acting on the Company’s behalf made any form of general solicitation or general advertising in connection with the Loan Financing. Initial discussions with Leader regarding provision of some type of debt facility occurred as early as November 2005, significantly prior to the filing of the Company’s registration statement on Form S-1.

The Warrant issued to Leader in connection with the Loan Financing constitutes a restricted security that cannot be sold without registration under the Securities Act or an exemption therefrom, and the Company exercised reasonable care to assure that Leader was not an underwriter within the meaning of Section 2(11) of the Securities Act. In
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particular, (a) Leader represented to the Company that (i) it was acquiring the Warrant for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof and (ii) such Warrant and the underlying shares of Series C convertible preferred stock and common stock (together, the “Conversion Shares”) are not registered under the Securities Act and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available and (b) the certificate representing Conversion Shares issued to Leader upon exercise of the Warrant would bear a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on transferability and sale.

The Company believes that the issuance to Leader of the Note and the Warrant constitutes a valid private placement considered separately from the public offering. Together with the foregoing analysis under Black Box and Squadron Ellenoff, the Company believes that the issuance of the Note and the Warrant in the Loan Financing, and the issuance of Conversion Shares upon the exercise of the Warrant, should not be integrated with the Company’s pending public offering of common stock.

In addition to the foregoing, the Company also respectfully advises the Staff that on December 19, 2006 and January 11, 2007, the Company issued shares of its Series D convertible preferred stock (the “Preferred Stock Issuance”) to Star Bay Technology Ventures IV, L.P. (“Star Bay”), LMIA Coinvestment LLC, Battery Ventures V. L.P., Norwest Venture Partners VII-A, LP, Argonaut Holdings, LLC and ECI Telecom Ltd. (collectively, the “Purchasers”) pursuant to the terms of that certain Series D Preferred Stock Purchase Agreement, dated December 19, 2006, by and among the Company and the purchasers listed on Exhibit A-1 thereto (the “Stock Purchase Agreement”). The Company advised the Staff that it planned to complete the Preferred Stock Issuance during a telephone conversation on December 18, 2006. As it did with the Loan Financing, in light of the fact that the Company had filed its registration statement on Form S-1 prior to the execution of definitive agreements related to the Preferred Stock Issuance, the Company analyzed the Preferred Stock Issuance under the Staff’s no-action letters to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 27, 1992). A summary of the Company’s analysis is set forth below.

In connection with the Preferred Stock Issuance, the Company issued 3,047,905 shares of the Company’s Series D convertible preferred stock to the Purchasers pursuant to the Stock Purchase Agreement. The Purchasers were the only purchasers of Series D convertible preferred stock in connection with the Preferred Stock Issuance, each Purchaser was a stockholder of the Company prior to the filing of the Company’s registration statement on Form S-1 and the Company commenced negotiations with the Purchasers regarding the Preferred Stock Issuance prior to the filing of the Company’s registration statement on Form S-1.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 19, 2007
Page Fourteen
Each Purchaser represented to the Company that it was an “accredited investor” in the Stock Purchase Agreement. The Stock Purchase Agreement is filed as Exhibit 10.37 to Amendment No. 2 to the Company’s registration statement on Form S-1. In addition, each of the Purchasers and/or its affiliates, except Star Bay and ECI Telecom Ltd., represented to the Company in their respective Qualified Institutional Buyer/Institutional Accredited Investor Questionnaire (the “Questionnaire”) that they were “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act. Neither the Company nor any person acting on the Company’s behalf made any form of general solicitation or general advertising in connection with the Preferred Stock Issuance.

The Series D convertible preferred stock issued to the Purchasers in connection with the Preferred Stock Issuance constitutes restricted securities that cannot be sold without registration under the Securities Act or an exemption therefrom, and the Company exercised reasonable care to assure that the Purchasers were not underwriters within the meaning of Section 2(11) of the Securities Act. In particular, (a) each Purchaser represented to the Company in the Purchase Agreement that (i) it was acquiring the Series D convertible preferred stock for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof and (ii) such shares are not registered under the Securities Act and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available and (b) the certificate representing the Series D convertible preferred stock issued to the Purchasers bears a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on transferability and sale. In addition, ECI Telecom Ltd, the only selling stockholder in the offering, will not sell shares of Series D preferred stock (or common stock obtained upon conversion of the Series D preferred stock) in the offering.

The Company believes that the Preferred Stock Issuance would be a valid private placement if viewed separately from the proposed public offering. Together with the foregoing analysis under Black Box and Squadron, Ellenoff, the Company believes that the Preferred Stock Issuance should not be integrated with the Company’s proposed initial public offering.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 19, 2007
Page Fifteen
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.

Sincerely,
/s/ James F. Fulton, Jr.

James F. Fulton, Jr.

FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM